Qorus.com, Inc.
3035 East Patrick Lane, Suite #9
Las Vegas, NV 89120

July 18, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Qorus.com, Inc. Registration Statement on Form S-8 File No: 333-43132

Ladies and Gentlemen:

Qorus.com, Inc., a Florida corporation (the “Company”), hereby respectfully requests that the Company’s Registration Statement on Form S-8 (File No. 333-43132) (the “Registration Statement”) be withdrawn as of the date hereof pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. The Registration Statement was filed, in connection with the 1999 Stock Option Plan covering the Company’s common stock. The Company terminated the 1999 Stock Option Plan on June 15, 2006 and there are no outstanding securities of the Company that were issued pursuant to the 1999 Stock Option Plan. No securities were sold pursuant to the Registration Statement.

If you have questions regarding this matter, please contact the undersigned at 702-938-9300.

Respectfully,

QORUS.COM, INC. /s/ Craig Ellins _____________________________________ By: Craig Ellins Its: Chairman, Chief Executive Officer and President